THE LIFE INSURANCE COMPANY OF VIRGINIA
                          OPTIONAL DEATH BENEFIT RIDER


This rider provides for an Optional Death Benefit which is coordinated with the Optional Death Benefit at Death of Annuitant provision in the policy. While this Rider is in effect, the amount payable at the death of the Annuitant will be the greater of:

o The Death Benefit provided for under the Death Provisions section in the policy; or

o The minimum death benefit described below.


Minimum Death Benefit

During the first policy year, the minimum death benefit is the total premiums paid, less adjustments for any partial surrenders.

After the first policy year and until the policy anniversary that the Annuitant reaches age 81, the minimum death benefit is the policy's greatest Death Benefit on any previous policy anniversary, plus the total premiums paid since then, less adjustments for any partial surrenders since that date.

Beginning on the policy anniversary that the Annuitant reaches age 81, the minimum death benefit is the policy's minimum Death Benefit on the policy anniversary that the annuitant reaches age 80, plus the total premiums paid since then, less adjustments for any partial surrenders since that date.

Annual Death Benefit Charge

This provision is added to the Account Value Benefits section of the policy.

There will be a charge made for this rider for each period it is in effect. This charge is made in arrears at the beginning of each policy year after the first, and at surrender, against the Account Value in the Separate Account. The Maximum Charge will be the rate shown on page 3 times the Account Value at the time of deduction. The actual charge will never be greater than the Maximum Annual Charge. The charge at surrender will be a pro rata portion of the annual charge.

If the Guarantee Account applies and if the account value in the Separate Account is insufficient to cover the Annual Death Benefit Charge, then the deduction will be made first from the account value in the Separate Account. The excess of the charges over the account value in the Separate Account will then be deducted from the account value in the Guarantee Account. Deductions from the Guarantee Account will be taken from the amounts which have been in the Guarantee Account for the longest period of time.

When this Rider is Effective

This rider becomes effective on the policy date unless another effective date is shown on the policy data pages. It will remain in effect while this policy is in force and before income payments begin, or until the policy anniversary following the date of receipt of your request to terminate the rider. If your request is received within 30 days of any policy anniversary, you may request that the rider terminate as of that anniversary.

For The Life Insurance Company of Virginia,



                              /s/ Paul E. Rutledge III
                              --------------------------------
                                    President